FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Western Silver Corporation ("Western Silver")
Suite 2050, 1111 W. Georgia Street
Vancouver, BC V6E 4M3

ITEM 2.	DATE OF MATERIAL CHANGE

February 23, 2006

ITEM 3.	NEWS RELEASE

Issued February 24, 2006 and distributed through the facilities of Canada Newswire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On February 24, 2006, Glamis Gold Ltd. ("Glamis") announced an agreement to acquire all of the outstanding shares of Western Silver through an exchange of shares of Western Silver for shares of Glamis.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

On February 24, 2006, Glamis announced an agreement to acquire, through an agreed plan of arrangement, all of the outstanding shares of Western Silver. Under the plan of arrangement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company (“ExploreCo”) for each Western Silver share held. Western Silver will transfer to ExploreCo approximately CDN$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and an early-stage exploration project in Mexico. Based on the fully diluted share capital of Western Silver as at January 31, 2006, Glamis will issue approximately 35,266,590 common shares under the arrangement.

Based on the 20-day volume weighted average trading price for common shares of Glamis on the Toronto Stock Exchange, the transaction values each Western Silver share at CDN$24.85.

The transaction is subject to completion of a definitive arrangement agreement, approval by Western Silver shareholders and the receipt of regulatory approvals. The transaction is not subject to due diligence, and is expected to close in May of 2006.

The Boards of Directors of both companies have unanimously approved the transaction. The Board of Directors of Western Silver has received an opinion from Macquarie North America Ltd. that the transaction is fair, from a financial point of view, to Western Silver shareholders. Officers and directors of Western Silver have agreed to enter into lock-up and support arrangements with Glamis under which they have agreed to vote in favour of the transaction. In the event that the transaction is not completed due to Western Silver recommending or accepting a superior proposal, Western Silver has agreed to pay Glamis a termination fee equal to 3.5% of Western Silver’s market capitalization.

Additional terms of the agreement include:

	1.	the appointment of Dale F. Corman, the Chief Executive Officer and Chairman of Western Silver, to the board of directors of Glamis;

	2.	ExploreCo entering into a two-year non-competition agreement in respect of certain parts of Mexico; and

	3.	the grant by ExploreCo to Glamis of a share purchase warrant to acquire up to 5% of the fully diluted issued shares of ExploreCo as at the closing, for a two year period at an exercise price of CDN$3.50 per share.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Jeffrey Giesbrecht, Vice President, Corporate Secretary
Telephone: (604) 684-9497

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this 2nd day of March, 2006.

NEWS RELEASE

Release 04-2006

February 24, 2006	Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER TO BE ACQUIRED BY GLAMIS

VANCOUVER, B.C. – Western Silver Corporation (TSX: WTC; AMEX: WTZ) and Glamis Gold Ltd. (NYSE, TSX: GLG) today announced an agreement whereby Glamis will acquire, through an agreed plan of arrangement, all outstanding shares of Western Silver for a total consideration of approximately C$1.2 billion, or approximately US$1.0 billion.

Under the plan of arrangement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company (“ExploreCo”) for each issued Western Silver share. Western Silver will transfer to ExploreCo approximately C$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and an early-stage exploration project in Mexico.

Based on the 20-day volume weighted average trading price for both companies’ common shares on the Toronto Stock Exchange, the transaction values each Western Silver share at C$23.96 plus the value of each ExploreCo share, estimated to be C$0.89 based on the estimated book value of the assets and cash. On this basis, total consideration received by Western Silver shareholders represents a premium of approximately 40 percent.

The transaction is subject to completion of the definitive arrangement agreement, approval by Western Silver shareholders, the receipt of regulatory approvals and the satisfaction of other customary conditions. The transaction is expected to close in May of 2006.

"Western Silver’s Peñasquito project is a world class development asset that will significantly increase our gold and silver reserves and enhance our sector-leading growth profile,” said Kevin McArthur, President and Chief Executive Officer of Glamis. “Our shareholders gain a long-term precious metals asset in one of the world’s most attractive mining jurisdictions. We will be moving quickly to engage our proven mine-building team to unlock the value of this property.”

The Boards of Directors of both companies and an independent committee of the Board of Directors of Western Silver have unanimously approved the transaction. The Board of Directors and independent committee of Western Silver have received an opinion from Macquarie North America Ltd. that the transaction is fair, from a financial point of view, to Western Silver shareholders. Officers and directors of Western Silver have agreed to enter into lock-up and support arrangements with Glamis under which they have agreed to vote in favour of the transaction. In the event that the transaction is not completed under certain circumstances, Western Silver has agreed to pay Glamis a termination fee equal to 3.5 percent of Western Silver’s market capitalization on the date the transaction is terminated.

04-2006

“This transaction provides Western Silver shareholders with a substantial premium and participation in a precious metals company with a stable of low-cost producing mines, an attractive portfolio of development properties and exciting exploration upside,” said Dale Corman, Chairman and Chief Executive Officer of Western Silver. “Glamis’ development experience and skills should help ensure that Peñasquito is rapidly developed for the benefit of all stakeholders.”

The transaction presents a number of advantages:

  Mitigates execution risk for Western Silver shareholders in developing Peñasquito;
  Harnesses a top-tier mine builder and operator with proven track record to extract value for Western shareholders at Peñasquito in an accretive all-share deal;
  Allows Western Silver shareholders to participate in a company with improved gold leverage by significantly increasing Glamis’ proven and probable reserves per share;
  Provides the merged company with a superior growth profile with an outstanding project pipeline and exploration portfolio;
  Adds to Glamis a high-quality, low-cost asset with a long mine life and outstanding prospects for discovery and reserve expansion;
  Builds on Glamis’ growing position as a significant producer of silver;
  Maintains operations focus entirely in the Americas, with reserves based predominantly in NAFTA countries;
  Leverages experienced management with a proven track record of integrating acquisitions and creating fundamental value;
  Results in a transaction that will be accretive to Glamis’ net asset value, earnings per share and cash flow per share, following commencement of production at Peñasquito.

“This transaction will allow us to immediately exceed our three-year objective to grow proven and probable gold reserves to over ten million ounces,” added McArthur. “Peñasquito will become the next cornerstone mine in the Glamis portfolio.”

Macquarie North America Ltd. acted as exclusive financial advisor to Western Silver. Orion Securities Inc. acted as exclusive financial advisor to Glamis.

Glamis will host a conference call and webcast presentation to discuss the acquisition this morning at 10:30 am EST. The call can be accessed by dialing 1-866-500-7706 in the United States and Canada or 1-416-849-2724 internationally. A replay of the call will be available until March 6, 2006 by dialing 1-800-839-9820 in the United States or Canada, or 1-402-220-4281 internationally and entering Conference ID #5929395.

To connect to the simultaneous webcast presentation, participants should go to the Glamis Gold Ltd. website at www.glamis.com and click on the link on the main page. Accompanying slides may also be downloaded from the Glamis website.

04-2006

About Glamis Gold
Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces in 2007. The Company remains 100 percent unhedged.

About Western Silver
Western Silver Corporation is a publicly traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labor relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Western Silver Corporation		Website: www.westernsilvercorp.com
Glamis Gold Ltd.		Website: www.glamis.com

Investor Inquiries:
At Western Silver
Thomas Patton
President & COO	1-604-638-2504	tpatton@westernsilvercorp.com

Gerald Prosalendis
V.P. Corporate Development	1-604-638-2495	gprosalendis@westernsilvercorp.com

At Glamis
Jeffrey A. Wilhoit
Director, Investor Relations	1-775-827-4600 ext. 3104	jeffw@glamis.com

Media Inquiries:
At Western Silver
Gerald Prosalendis
V.P. Corporate Development	1-604-638-2495	gprosalendis@westernsilvercorp.com

At Glamis
Joe Danni
V. P. Corporate Relations	1-775-826-4600 ext. 3123	joed@glamis.com

John Lute
President, Lute & Company	1-416-929-5883 ext. 222	jlute@luteco.com